September 26, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (847) 367-9493

Mr. Mark C. Miller
Chief Executive Officer
Stericycle Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

      Re: **Stericycle Inc.**
                Definitive 14A
                Filed on April 16, 2007
                File Number 000-21229

Dear Mr. Miller:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 10

1. The emphasis of your Compensation Discussion and Analysis should be an

analysis of the elements and levels of compensation paid to the named executive officers. With respect to Compensation Discussion and Analysis, please include a more quantitative or qualitative discussion of the analyses underlying the decisions to make compensation awards. Please explain and place in context why you chose to pay each element, how particular payout levels were determined and why determinations with respect to one element may or may not have influenced the Compensation Committee's decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(iv)-(vi) of Regulation S-K.

2. You have not disclosed the quantitative targets to be achieved in order for your executive officers to earn their incentive compensation. For example, you describe target EBITDA and percentages on page 11 and elsewhere; however, it is unclear what the executive officers actually achieved and how they relate to the compensation paid. Please quantify accordingly, concentrating on how you determined the targets, specifying the original targets and whether or not the target was achieved.   Please note that the goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not

Mr. Mark C. Miller
Stericycle Inc.
September 26, 2007
Page 3

foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel